Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

For the years ended December 31, 2007 and December 31, 2006

	2007	2006
Income before extraordinary item	$186,886	$473,425
Preferred Stock dividend requirements	(72,600)	(33,660)
Stock options expense	—	(22,500)

Income before extraordinary item attributable to common stockholders	$114,286	$417,265

Weighted average number of common and dilutive common equivalent shares outstanding	17,680,760	15,520,362

Income before extraordinary item per common share	$0.01	$0.03

Extraordinary item	$—	$87,500

Extraordinary item per common share	$—	$—

Net income	$186,886	$560,925
Preferred Stock dividend requirements	(72,600)	(33,660)
Stock options expense	—	(22,500)

Net income attributable to common stockholders	$114,286	$504,765

Net income per common share	$0.01	$0.03

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